EXHIBIT 99.1

PyroGenesis Announces Receipt of an LOI for Three 10-Ton DROSRITE™ Systems from an Existing Client

Contract Expected to be in the range of$10-$15MM

PyroGenesis continues to reduce GHG emissions with its offerings

MONTREAL, June 07, 2021 (GLOBE NEWSWIRE) -- PyroGenesis Canada Inc. (http://pyrogenesis.com) (TSX: PYR) (NASDAQ: PYR) (FRA: 8PY), a high-tech company (hereinafter referred to as the “Company” or “PyroGenesis”), that designs, develops, manufactures and commercializes plasma atomized metal powders, environmentally friendly plasma waste-to-energy systems and clean plasma torch products, is pleased to announce today that it has received a Letter of Intent (LOI) from an existing client, to purchase three 10-ton DROSRITE™ systems. The contract, if finalized, is expected to be in the range of $10-15 Million. The Client’s name shall remain anonymous for competitive and confidential reasons.

As a result of an existing client’s decision to expand its aluminum processing facilities, a need to process an additional 30 tons of dross is anticipated. At this stage three 10-ton DROSRITE™ systems are projected to be needed, but this may change to a combination of 5-ton and 10-ton DROSRITE™ systems.

“This is indeed a very interesting development, and one which we did not expect,” said P. Peter Pascali, CEO and Chair of PyroGenesis. “Today’s announcement is confirmation of the rapid adoption of our environmental technologies within the aluminum industry. Our Drosrite™ offering enables smelters to operate in a more economical and environmentally friendly fashion.”

“Aside from the three systems disclosed today, PyroGenesis now has eleven (11) commercial Drosrite™ systems either in full operation, delivered or in the process of being delivered,” added Mr. Pascali. “Once all eleven systems are in operation, the Company expects to benefit from a recurring revenue stream, from spare sparts alone, in excess of $4 Million per year.”

PyroGenesis’ DROSRITE™ system is a salt-free, cost-effective, sustainable process for maximizing metal recovery from dross, a waste generated in the metallurgical industry. PyroGenesis’ process avoids costly loss of metal while reducing a smelter’s carbon footprint and energy consumption, providing an impressive return on investment.

About PyroGenesis Canada Inc.

PyroGenesis Canada Inc., a high-tech company, is a leader in the design, development, manufacture and commercialization of advanced plasma processes and products. The Company provides its engineering and manufacturing expertise and its turnkey process equipment packages to customers in the defense, metallurgical, mining, advanced materials (including 3D printing), and environmental industries. With a team of experienced engineers, scientists and technicians working out of its Montreal office and its 3,800 m2 and 2,940 m2 manufacturing facilities, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization. The Company’s core competencies allow PyroGenesis to provide innovative plasma torches, plasma waste processes, high-temperature metallurgical processes, and engineering services to the global marketplace. PyroGenesis’ operations are ISO 9001:2015 and AS9100D certified. For more information, please visit www.pyrogenesis.com.

This press release contains certain forward-looking statements, including, without limitation, statements containing the words "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "in the process" and other similar expressions which constitute "forward- looking information" within the meaning of applicable securities laws. Forward-looking statements reflect the Corporation's current expectation and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties including, but not limited to, our expectations regarding the acceptance of our products by the market, our strategy to develop new products and enhance the capabilities of existing products, our strategy with respect to research and development, the impact of competitive products and pricing, new product development, and uncertainties related to the regulatory approval process. Such statements reflect the current views of the Corporation with respect to future events and are subject to certain risks and uncertainties and other risks detailed from time-to-time in the Corporation's ongoing filings with the securities regulatory authorities, which filings can be found at www.sedar.com, or at www.sec.gov. Actual results, events, and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements. The Corporation undertakes no obligation to publicly update or revise any forward- looking statements either as a result of new information, future events or otherwise, except as required by applicable securities laws. Neither the Toronto Stock Exchange, its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) nor the NASDAQ Stock Market, LLC accepts responsibility for the adequacy or accuracy of this press release.

SOURCE PyroGenesis Canada Inc.

For further information please contact:
Rodayna Kafal, Vice President, IR/Comms. and Strategic BD
Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com
RELATED LINK: http://www.pyrogenesis.com/